UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 7, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Xenon Pharmaceuticals Inc.

File No. 333-198666 - CF#30166

_____

Xenon Pharmaceuticals Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on September 10, 2014, as amended.

Based on representations by Xenon Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.1	through September 10, 2017
Exhibit 10.2	through June 30, 2020
Exhibit 10.3	through December 22, 2017
Exhibit 10.4	through September 10, 2024
Exhibit 10.5	through June 30, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary